EXHIBIT 99.1

CVS Health and Omnicare Sign Definitive Agreement for

CVS Health to Acquire Omnicare

Acquisition provides new pharmacy dispensing channel for CVS Health, enhancing continuity of care for patients as they transition through the health care system

Transaction expected to be accretive to CVS Health’s earnings and cash flow

WOONSOCKET, R.I., and CINCINNATI, OH, May 21, 2015 – CVS Health Corporation (NYSE:CVS) and Omnicare, Inc. (NYSE:OCR) announced today that they have entered into a definitive agreement for CVS Health to acquire Omnicare, the leading provider of pharmacy services to long term care facilities, for $98.00 per share in cash, for a total enterprise value of approximately $12.7 billion, which includes approximately $2.3 billion in debt. In total, Omnicare has approximately 13,000 employees at 160 locations in 47 states across the U.S.

With the acquisition of Omnicare, CVS Health will significantly expand its ability to dispense prescriptions in assisted living and long term care facilities, serving the senior patient population. CVS Health will also expand its presence in the rapidly growing specialty pharmacy business. Omnicare’s complementary specialty pharmacy platform and clinical expertise will augment CVS Health’s capabilities and enable CVS Health to continue to provide innovative and cost-effective solutions to patients and payors.

The boards of directors of both companies have approved the transaction, which is subject to approval by the holders of Omnicare’s common stock, as well as other customary closing conditions, including applicable regulatory approvals. The transaction is expected to close near the end of 2015.

CVS Health expects to achieve significant purchasing and revenue synergies as well as operating efficiencies from this combination. The company expects the transaction to be approximately 20 cents accretive to Adjusted EPS in 2016, its first full year, excluding integration and any one-time transaction costs. It is expected to become increasingly accretive to Adjusted EPS in subsequent years. The company has secured $13 billion in fully committed unsecured bridge financing from Barclays and expects to put in place permanent financing in the form of senior notes and/or term loans prior to the closing of the transaction. CVS Health expects that it will continue to have a solid balance sheet and, with its strong free cash flow, is committed to returning to its targeted leverage ratio of 2.7 times adjusted debt-to-EBITDA.

“The acquisition of Omnicare significantly expands our business, providing CVS Health access into a new pharmacy dispensing channel,” said CVS Health President and CEO Larry Merlo. “It also creates new opportunities for us to extend our high-quality, innovative pharmacy programs to a broader population of seniors and chronic care patients as they transition across the care continuum. We have been impressed by the Omnicare team and what they have created for the patients they serve.”

“We are pleased to have reached this agreement with CVS Health, one of the leading companies in the health care industry, which we believe will allow us to accelerate our mission of enhancing the quality and cost-effectiveness of care for complex patient populations,” said Omnicare President and CEO Nitin Sahney. “This exciting combination is the result of a broad and thorough review of our strategic options. On behalf of the Omnicare team, I’d like to thank our 13,000 employees whose hard work and dedication has enabled Omnicare to become a recognized leader in pharmacy services.”

Given the aging U.S. population, long term care is a growth segment of the health care system. More people are expected to use assisted living facilities and independent living communities in the coming decades, creating a substantial growth opportunity for those companies serving the health care needs of seniors.

In entering this new customer distribution channel, CVS Health will deliver meaningful benefits to consumers, patients, caregivers, and payors by providing highly coordinated clinical pharmacy care across multiple treatment settings from retail to long term care. CVS Health will help improve patient outcomes and provide enhanced continuity of care to patients and caregivers as they transition through the health care system.

CVS Health received investment banking and financial advice from Barclays and Evercore. The company was advised on transaction legal matters by Sullivan & Cromwell LLP and on antitrust matters by Dechert LLP.

BofA Merrill Lynch and Centerview Partners are serving as financial advisors to Omnicare. White & Case LLP is serving as Omnicare’s legal counsel.

Teleconference and Webcast

CVS Health will be holding a conference call today for the investment community at 8:30 am (EDT) to discuss the transaction. The dial-in number for the call is 800-750-5849 or, for international callers, 212-231-2921. An audio webcast of the call will be broadcast simultaneously on CVS Health’s website for all interested parties. To access the webcast, please visit the investor relations section of the company’s website at http://investors.cvshealth.com/. A replay of the call will be available from approximately 10:30 am (EDT) on May 21 through 10:30 am (EDT) on May 28. It can be accessed by dialing 800-633-8284 or, for international callers, 402-977-9140, and entering access code 21769309. The webcast will be archived and available on the CVS Health website for a one-year period following the conference call.

About CVS Health

CVS Health (NYSE: CVS) is a pharmacy innovation company helping people on their path to better health. Through its 7,800 retail drugstores, nearly 1,000 walk-in medical clinics, a leading pharmacy benefits manager with more than 70 million plan members, and expanding specialty pharmacy services, the Company enables people, businesses and communities to manage health in more affordable, effective ways. This unique integrated model increases access to quality care, delivers better health outcomes and lowers overall health care costs. Find more information about how CVS Health is shaping the future of health at www.cvshealth.com.

About Omnicare

Omnicare, Inc., a Fortune 500 company based in Cincinnati, Ohio, provides comprehensive pharmaceutical services to patients and providers across the United States. As the market-leader in professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other chronic care institutions, Omnicare leverages its unparalleled clinical insight into the geriatric market along with some of the industry’s most innovative technological capabilities to the benefit of its long-term care customers. Omnicare also provides specialty pharmacy and key commercialization services for the bio-pharmaceutical industry through its Specialty Care Group. For more information, visit www.omnicare.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in our Securities and Exchange Commission filings, including those set forth in the Risk Factors section and under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The factors that could cause actual results to differ materially include the following: the possibility that the anticipated synergies and other benefits from the proposed acquisition of Omnicare by CVS Health will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the proposed acquisition (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to CVS Health’s ability to successfully integrate the operations, products and employees of Omnicare; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending acquisition; the effect of the announcement of the proposed transaction on CVS Health’s and Omnicare’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; access to available financing on a timely basis and on reasonable terms; the outcome of any legal proceedings related to the proposed acquisition; and the risks and uncertainties normally incidental to the respective businesses of CVS Health and Omnicare. Additional information concerning these and other risks and uncertainties can be found in CVS Health’s and Omnicare’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.cvshealth.com, www.omnicare.com or on request from CVS Health or Omnicare, as applicable. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, neither CVS Health nor Omnicare undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Omnicare, Inc. by CVS Pharmacy, Inc., a wholly owned subsidiary of CVS Health Corporation. In connection with the proposed acquisition, CVS Health and Omnicare intend to file relevant materials with the SEC, including Omnicare’s proxy statement on Schedule 14A. INVESTORS AND STOCKHOLDERS OF OMNICARE ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OMNICARE’S PROXY STATEMENT WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED ACQUISITION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the proxy statement (when available) and other relevant documents free of charge at the SEC’s web site, http://www.sec.gov, and Omnicare stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Omnicare.

Participants in Solicitation

CVS Health and its directors and executive officers, and Omnicare and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Omnicare common stock in connection with the proposed acquisition. Information about the directors and executive officers of CVS Health is set forth in the proxy statement for CVS Health’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2015. Information about the directors and executive officers of Omnicare is set forth in the proxy statement for Omnicare’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Additional information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and other relevant materials filed by Omnicare with the SEC in connection with the proposed acquisition when they become available.

Contacts:

For CVS Health:

Nancy Christal

Senior Vice President

Investor Relations

(914) 722-4704

Carolyn Castel

Vice President

Corporate Communications

(401) 770-5717

Carolyn.Castel@CVSHealth.com

For Omnicare:

Patrick Lee

Senior Vice President

Investor Relations

(513) 719-1507

patrick.lee@omnicare.com

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